                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number 333-18957

                           NOTIFICATION OF LATE FILING

   (Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
                |_| Form N-SAR

   For Period Ended: FISCAL QUARTER ENDED MARCH 31, 2000

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

   For the Transition Period Ended: ____________________________________________

   Read attached instruction sheet before preparing form. Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant CLARK MATERIAL HANDLING COMPANY

Former name if applicable ______________________________________________________

Address of principal executive office (STREET AND NUMBER) 172 TRADE STREET

City, state and zip code LEXINGTON, KENTUCKY 40511

                                     PART II
                             RULE 12B-25 (B) AND (C)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) the subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

   As previously disclosed on a Form 12b-25 filed with the Securities and Exchange Commission on March 30, 2000, the Company requires additional time to conduct a full scale inventory at its new parts depot located in Louisville, Kentucky. Until this inventory is performed, the Company will not be able to complete its financial statements and the other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 1999. The completion of the Company's Form 10-K has been further complicated by the fact that the Company and two of its wholly-owned subsidiaries, Blue Giant Corporation and Hydrolectric Lift Trucks, Inc., filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (case no. 00-1730 (SLR)) on April 17, 2000. This bankruptcy filing was reported by the Company on a Current Report on Form 8-K filed with the Commission on April 20, 2000.

   Because the Company has not yet finalized its financial statements for the year ended December 31, 1999, it does not have sufficient information at this time to complete and timely file its Quarterly Report on Form 10-Q. The Company will use its best efforts to file both the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q with the Commission as soon as possible; however, the Company does not anticipate being able to file its Quarterly Report on Form 10-Q by May 22, 2000.

                                     PART IV
                                OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

       MICHAEL J. GROSSMAN                      606              367-4003
   -----------------------------------------------------------------------------
           (Name)                           (Area Code)     (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of

1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |_| Yes |X| No

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 1999. See the reasons set forth in Part III of this Form 12b-25.

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes  |_| No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   The Company expects to report significantly greater losses for the fiscal quarter ended March 31, 2000 than the losses reported for the fiscal quarter ended March 31, 1999. Due to the adverse impact of the Company's high cost structure and leveraged capital position on the Company's operations, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (case no. 00-1730 (SLR)) on April 17, 2000. As stated in Part III of this Form 12b-25, the Company is in the process of finalizing its financial statements for both the fiscal year ended December 31, 1999 and the fiscal quarter ended March 31, 2000; accordingly, the Company is unable to quantify with certainty the impact of the above-referenced changes.

                         CLARK Material Handling Company
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date MAY 15, 2000                             By /s/ MICHAEL J. GROSSMAN
                                                 -------------------------------
                                                 Name: Michael J. Grossman
                                                 Title: Vice President and
                                                        General Counsel